U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cadence Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78069310

(CUSIP Number)

March 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [XX] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78069310	Amendment No. 1 to Schedule 13G	Page 2 of 4 Pages

1)	NAME OF REPORTING PERSONS Britannia Holdings Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) (not applicable)

#2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION Company organized under the laws of Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 198,416 shares

	6)	SHARED VOTING POWER -0-

	7)	SOLE DISPOSITIVE POWER 198,416 shares

	8)	SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,416 shares

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%

#12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

#See Instructions.

CUSIP NO. 78069310	Amendment No. 1 to Schedule 13G	Page 3 of 4 Pages

Item 1.	(a)	Issuer	Cadence Resources Corporation (“Issuer”)
	(b)	Principal Executive Offices	6 East Rose Street Walla Walla, WA 99362
Item 2.	(a)	Person Filing	Britannia Holdings Limited (“Britannia”)
	(b)	Principal Business Office/Residence	P.O. Box 556, Main Street Charlestown, Nevis
	(c)	Citizenship	Company organized under laws of Nevis
	(d)	Title of Class of Securities	Common Stock
	(e)	CUSIP Number	78069310

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c) by:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act
(e)	[ ]	Investment Adviser registered under § 203, Investment Advisers Act
(f)	[ ]	Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	[ ]	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box:			[XX]

Item 4.	Ownership of More than Five Percent of Class:
	(a)	Amount beneficially owned		198,416 shares(1)
	(b)	Percentage of class		4.2%(2)
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or direct the vote	198,416 shares(1)
		(ii)	shared power to vote or to direct the vote	-0-
		(iii)	sole power to dispose or to direct disposition of	198,416 shares(1)
		(iv)	shared power to dispose or to direct disposition of	-0-

(1)	Gives effect to a 1-for-20 reverse stock split authorized by shareholders of Issuer on April 23, 2001

(2)	Calculated in accordance with Exchange Act Rule 13d-3 based on 4,778,724 shares of Common Stock outstanding as of the close of business on March 31, 2002 (as reflected in Issuer’s Form 10-Q for the quarter ended March 31, 2002).

Item 5.	Ownership of Five Percent or Less of Class	[XX]

Item 6.	Ownership of More than Five Percent on Behalf of Another.	[not applicable]

Item 7.	Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company	[not applicable]

Item 8.	Identification and Classification of Members of Group	[not applicable]

Item 9.	Notice of Dissolution of Group.	[not applicable]

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction not having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 7, 2002

BRITANNIA HOLDINGS LIMITED

By:	/s/ Peter C. Howe

Name:	Peter C. Howe

Title:	Director